                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1996.

                    OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the transition period from __________ to _________


          Commission file number     1-10890
                                  ---------------



     HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                            (Full title of the Plan)



                HORACE MANN EDUCATORS CORPORATION

                1 Horace Mann Plaza, Springfield, Illinois 62715
                Registrant's telephone number, including area code:
                                (217) 789 - 2500
                (Name, Address and Telephone Number of Issuer)

                             REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 1996 and 1995 are presented on pages 3 through 16.

                             Financial Statements
                          and Supplemental Schedules

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                    Years ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1996 and 1995



                                   Contents



Report of Independent Auditors................................................ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................... 2
Statements of Changes in Net Assets Available for Benefits.................... 3
Notes to Financial Statements................................................. 4

Supplemental Schedules

Assets Held for Investment................................................... 10
Reportable Transactions (all other required schedules are not applicable).... 11

                        Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan ("Plan") as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


April 3, 1997
                                       /s/ ERNST & YOUNG LLP

             Horace Mann Supplemental Retirement and Savings Plan

                Statements of Net Assets Available for Benefits



                                                                December 31
                                                             1996         1995
                                                          ------------------------

Assets
 Group annuity contract with Horace Mann
  Life Insurance Company, at contract value               $38,666,126  $38,700,668

 Separate account with Horace Mann
  Life Insurance Company, at market value:
  Horace Mann Growth Fund (cost $18,849,476                20,950,425   13,437,556
   in 1996, $12,469,629 in 1995)
  Horace Mann Balanced Fund (cost $11,815,332              13,065,409   10,202,604
   in 1996, cost $9,368,362 in 1995)
  Horace Mann Income Fund (cost $491,996                      481,674      400,245
   in 1996, $398,925 in 1995)
  Horace Mann Short-Term Investment Fund (cost $56,464         55,327       45,669
   in 1996, $47,176 in 1995)

 Horace Mann Educators Corporation Common
  Stock, at market value (cost $2,291,974 in 1996,
  $2,345,168 in 1995)                                       3,721,647    3,116,090
                                                          -----------  -----------
                                            Total assets   76,940,608   65,902,832

Liabilities
 Withdrawals payable to participants                          463,070      462,857
                                                          -----------  -----------
                       Net assets available for benefits  $76,477,538  $65,439,975


See accompanying notes to financial statements.

              HORACE MANN SUPPLEMENTAL RETIREMENT & SAVINGS PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          December 31, 1996 and 1995


                                                         Total                     Fixed Fund                   Growth Fund
                                               ------------------------------------------------------------------------------------
                                                   1996         1995          1996             1995          1996           1995
                                               ------------------------------------------------------------------------------------
Additions
Investment Income:
  Net realized and unrealized appreciation
  (depreciation) of investments                $ 2,638,306   $ 4,423,734   $         -      $         -   $ 1,273,395   $ 2,022,104
  Interest                                       2,696,366     2,708,304     2,696,255        2,707,909
  Dividends                                      4,126,417     1,872,428             -                -     2,615,589     1,079,706
                                               ------------------------------------------------------------------------------------
                                                 9,461,089     9,004,466     2,696,255        2,707,909     3,888,984     3,101,810
Contributions:
  Employer                                       1,816,466     1,627,035       543,806          614,887       730,335       533,929
  Participants                                   4,301,452     3,820,153     1,265,304        1,430,233     1,752,509     1,265,376
                                               ------------------------------------------------------------------------------------
             Total additions                    15,579,007    14,451,654     4,505,365        4,753,029     6,371,828     4,901,115

Deductions
Withdrawals by participants                     (4,541,444)   (4,143,319)   (2,794,816)      (3,014,026)     (957,513)     (516,971)
Interfund transfers                                      -             -    (1,570,864)          87,043     2,032,914       283,181
                                               ------------------------------------------------------------------------------------
             Net increase                       11,037,563    10,308,335       139,685        1,826,046     7,447,229     4,667,325

Net assets available for benefits
Beginning of year                               65,439,975    55,131,640    38,304,640       36,478,594    13,398,672     8,731,347
                                               ------------------------------------------------------------------------------------
End of year                                    $76,477,538   $65,439,975   $38,444,325      $38,304,640   $20,845,901   $13,398,672
                                               ====================================================================================

                                                                                                                 Short-Term
                                                      Balanced Fund                 Income Fund                Investment Fund
                                               ------------------------------------------------------------------------------------
                                                      1996         1995            1996        1995           1996           1995
                                               ------------------------------------------------------------------------------------
Additions
Investment Income:
  Net realized and unrealized appreciation
  (depreciation) of investments                  $   560,022    $ 1,317,516      $(10,709)    $ 21,813      $    738      $   (108)
  Interest
  Dividends                                        1,440,092        728,181        28,025       22,560         2,402         2,565
                                               -----------------------------------------------------------------------------------
                                                   2,000,114      2,045,697        17,316       44,373         3,140         2,457
Contributions:
  Employer                                           391,510        325,423        18,524       15,341         6,532         5,655
  Participants                                       926,778        764,576        44,004       34,468        16,064        13,771
                                               -----------------------------------------------------------------------------------
             Total additions                       3,318,402      3,135,696        79,844       94,182        25,736        21,883

Deductions
Withdrawals by participants                         (602,860)      (490,797)      (20,950)     (35,790)       (1,441)       (4,687)
Interfund transfers                                   53,938         72,692        19,154       62,365       (14,594)      (12,689)
                                               -----------------------------------------------------------------------------------
             Net increase                          2,769,480      2,717,591        78,048      120,757         9,701         4,507

Net assets available for benefits
Beginning of year                                 10,182,693      7,465,102       399,363      278,606        45,625        41,118
                                               -----------------------------------------------------------------------------------
End of year                                      $12,952,173    $10,182,693      $477,411     $399,363      $ 55,326      $ 45,625
                                               ===================================================================================

                                                    HMEC Common
                                                     Stock Fund
                                             -------------------------
                                                   1996        1995
                                             -------------------------
Additions
Investment Income:
  Net realized and unrealized appreciation
  (depreciation) of investments               $  814,860   $1,062,409
  Interest                                           111          395
  Dividends                                       40,309       39,416
                                             ------------------------
                                                 855,280    1,102,220

Contributions:
  Employer                                       125,759      131,800
  Participants                                   296,793      311,729
                                             ------------------------
             Total additions                   1,277,832    1,545,749

Deductions
Withdrawals by participants                     (163,864)     (81,048)
Interfund transfers                             (520,548)    (492,592)
                                             ------------------------
             Net increase                        593,420      972,109

Net assets available for benefits
Beginning of year                              3,108,982    2,136,873
                                             ------------------------
End of year                                   $3,702,402   $3,108,982
                                             ========================

See accompanying notes to financial statements.

             Horace Mann Supplemental Retirement and Savings Plan

                        Notes to Financial Statements

                               December 31, 1996


1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan ("the Plan") is sponsored by Horace Mann Service Corporation ("HMSC") which is a wholly owned subsidiary of Horace Mann Educators Corporation ("HMEC"; HMSC and HMEC collectively referred to as "the Company"). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of six available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after 5 years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

Effective January 1, 1994, in accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions has been limited to $150,000 and highly compensated employees are limited to 5% participant contributions and 2.5% Company matching contributions.

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 1,982 and 1,844 participants at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, the number of participant subaccounts in the respective investment funds were as follows:

                                            1996     1995
                                           ---------------
          Fixed Fund                       1,408     1,485

          Growth Fund                      1,487     1,214
          Balanced Fund                    1,075       977
          Income Fund                        159       168
          Short-Term Investment Fund          56        67

          HMEC Common Stock Fund             558       515

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a monthly basis. Participant's withdrawals (as allowed under the Plan) are permitted on a monthly basis.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.

2. Investments

Trust Agreement

All plan assets are held in trust by American National Bank and Trust Company of Chicago, pursuant to a trust agreement. The assets of the Plan are deposited in three participant-directed investments: a group annuity contract with Horace Mann Life Insurance Company ("HMLIC", a subsidiary of HMEC), one of four divisions of a separate account of HMLIC or an HMEC Common Stock Fund.

Group Annuity Contract

Plan participants may invest in a fixed interest rate guaranteed value group annuity contract with HMLIC ("Fixed Fund"). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The market value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract for the years ended December 31, 1996 and 1995 was as follows:

                                                 1996     1995
                                                 -------------
          Actual credited interest rate          7.25%    7.40%

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 1997, the actual crediting rate was continued at 7.25%.

Separate Account

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of four corresponding mutual funds ("Growth Fund", "Balanced Fund", "Income Fund", and "Short-Term Investment Fund", collectively "the Horace Mann Funds"). The investment in the separate account is stated at market value. The investments of the underlying mutual funds are primarily common stocks, U.S. Government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented at market value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates market value.

The units owned by the Plan through its investment in the separate account and unit values of each of the Horace Mann Funds at December 31, 1996 and 1995 were as follows:


                                        1996                      1995
Division                       Units Owned  Unit Value   Units Owned  Unit Value
================================================================================

Growth Fund                      881,752      $23.76       620,386      $21.66
Balanced Fund                    689,831       18.94       566,811       18.00
Income Fund                       37,957       12.69        30,717       13.03
Short-Term Investment Fund         5,516       10.03         4,567       10.00

Total average annualized returns for each of the Horace Mann Funds were as follows:


                          One Year        Period ended December 31, 1996
                    ------------------------------------------------------------
                        1996      1995        5 Years   10 years
                    ------------------------------------------------------------

Growth Fund             25.28%    33.67%        16.98%    14.92%
Balanced Fund           18.27     27.12         13.20     12.07
Income Fund              3.50     14.93          6.13      7.47
Short-Term
  Investment Fund        5.02      5.25          3.97      5.44

The composition of the underlying investments in each the Horace Mann Funds at December 31, 1996 and 1995 was as follows:

                                                         1996   1995
                                                      -----------------

Horace Mann Growth Fund:
 Common and preferred stock                               96%    97%
 Cash and short-term investments                           4      3

Horace Mann Balanced Fund:
 Common and preferred stock                               69%    65%
 U.S. and foreign government and agency obligations       23     25
 Corporate bonds/notes                                     7      7
 Cash and short-term investments                           1      3

Horace Mann Income Fund:
 U.S. and foreign government and agency obligations       68%    70%
 Corporate bonds/notes                                    30     26
 Cash and short-term investments                           2      4

Horace Mann Short-Term Investment Fund:
 U.S. and foreign government and agency obligations       99%   100%
 Cash and short-term investments                           1    ---

HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 1996 and 1995 consisted of a pooled investment in 92,177 shares and 99,715 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at market value of $40.38 and $31.25 per share, respectively.

Total average annualized returns for investments in the HMEC Common Stock Fund were as follows:


                                     1 Year
                                 --------------- Since inception
                                 1996      1995  (November 1991)
                                 -------------------------------

                                 30.9%     49.2%      18.4%


3.  Administrative Expenses

The Company pays all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by Horace Mann Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.


4. Income Tax Status

The Plan has received a determination from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code ("the Code") as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan, or on earnings attributable to such contributions, until such time as these amounts are either distributed to or withdrawn by the participants.

                            Supplemental Schedules

              Horace Mann Supplemental Retirement and Savings Plan

                           Assets Held for Investment

                               December 31, 1996

 Number
of Shares                                                                  Contract or
or Units             Name                                 Cost            Market Value
---------------------------------------------------------------------------------------
     N/A      HMLIC Group Annuity
               Contract                               $38,666,126           $38,666,126

 881,752      Horace Mann Growth Fund                  18,849,476            20,950,425
 689,831      Horace Mann Balanced Fund                11,815,332            13,065,409
  37,957      Horace Mann Income Fund                     491,996               481,674
   5,516      Horace Mann Short-Term Investment Fund       56,464                55,327

  92,177      Horace Mann Educators
               Corporation Common Stock                 2,291,974             3,721,647
                                                      ---------------------------------
                                                      $72,171,368           $76,940,608
                                                      =================================

             Horace Mann Supplemental Retirement and Savings Plan
                            Reportable Transactions

                         Year Ended December 31, 1996

                                                                      Purchase     Selling     Number of      Cost of
Identity of Party Involved   Description of Asset                       Price       Price     Transactions     Asset     Net Gain
------------------------------------------------------------------------------------------------------------------------------------
Fixed Fund                   Group Annuity Contract(1)                $4,652,088           -       44        $4,652,088         -
Horace Mann Life Insurance                                                     -  $4,686,630       21         4,686,630         -
  Company (HMLIC)

Growth Fund                  Horace Mann Growth Fund(1)                7,238,264           -       48         7,238,264         -
HMLIC Separate Account                                                         -     998,790       16           858,417  $140,373

Balanced Fund                Horace Mann Balanced Fund(1)              3,307,405           -       40         3,307,405         -
HMLIC Separate Account                                                         -   1,004,622       17           860,435   144,187

Income Fund                  Horace Mann Income Fund(1)                  143,868           -       31           143,868         -
HMLIC Separate Account                                                         -      51,730       19            50,797       933


Short-Term Investment Fund   Horace Mann Short-Term Investment Fund(1)    37,456           -       26            37,456         -
HMLIC Separate Account                                                         -      28,536       17            28,168       368


HMEC Common Stock Fund       Horace Mann Educators Corp.
                              Common Stock(1)                            390,558           -       15           390,558         -
                                                                               -     599,861        9           443,752   156,109


(1) Party-in-interest investment which is not a prohibited investment under ERISA rules and regulations.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date 26 June 1997                  HORACE MANN SUPPLEMENTAL RETIREMENT
    -----------------                                  AND SAVINGS PLAN



                                                    ---------------------------
                                                    Kathryn E. Karr
                                                    Plan Administrator
                                                    Secretary Employee Benefits
                                                         Administration

                                    EXHIBITS


23. Consent of Independent Auditors


                                       18